Exhibit 20

Execution Version

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made on August 26, 2015

BETWEEN:

(1)                                 BRILLIANT CHINA HEALTHCARE INVESTMENT LIMITED, an exempted company incorporated in the Cayman Islands with its registered office at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Seller”); and

(2)                                 MAGNUM OPUS 2 INTERNATIONAL HOLDINGS LIMITED, a company incorporated in the British Virgin Islands with its registered office at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110 (the “Purchaser”, and, together with the Seller, each a “Party”, and collectively the “Parties”).

RECITALS:

(A)                               The Seller owns all the issued and outstanding shares (the “SPV Sale Shares”), par value US$0.01 per share (the “Shares”), of Excellent China Healthcare Investment Limited, an exempted company with limited liability incorporated in the Cayman Islands with its registered office at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “SPV”).

(B)                               The SPV owns 7% senior unsecured convertible notes with an aggregate principal amount of US$65,000,000 (United States Dollars Sixty-Five Million) (the “Notes”) issued by China Cord Blood Corporation, an exempted company with limited liability, incorporated in the Cayman Islands with its registered office at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands (“CCBC”).

(C)                               The Notes are convertible into ordinary shares of CCBC, par value US$0.0001 per share (the “CCBC Shares”).  The CCBC Shares are listed on the New York Stock Exchange, Inc. (the “NYSE”).

(D)                               The Seller intends to sell the SPV Sale Shares to the Purchaser, and the Purchaser intends to purchase the SPV Sale Shares from the Seller, upon the terms and subject to the conditions of this Agreement.

(E)                                The Purchaser intends to sell the SPV Sale Shares, or cause the SPV to sell the Notes, to Golden Meditech Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands (“GM”).

AGREEMENT:

SECTION 1
INTERPRETATION

1.1                               Definitions. In this Agreement, unless the context otherwise requires, the following words and expressions have the following meanings:

“Acquisition” means the proposed acquisition by GM or one of its Controlled Affiliates of the outstanding CCBC Shares not currently owned by GM or its Affiliates pursuant to a merger of CCBC with a Controlled Affiliate of GM, resulting in a delisting of CCBC from the NYSE.

“Acquisition Closing” means the closing of the Acquisition.

“Affiliate” of a Party means any other Person that directly or indirectly Controls, is Controlled by or is under direct or indirect common Control with such Party.

“Base Acquisition Price” means US$6.40 per CCBC Share.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the PRC, Hong Kong, the Cayman Islands or New York City are required or authorized by law or executive order to be closed or on which a tropical cyclone warning no. 8 or above or a “black” rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m. Hong Kong time.

“Control” of a Person means (a) ownership of more than fifty percent (50%) of the shares in issue or other equity interests or registered capital of such Person or (b) the power to direct the management or policies of such Person, whether through ownership or voting proxy of the voting power of such Person, through the power to appoint a majority of the members of the board of directors or similar governing body of such Person, through contractual arrangements or otherwise.

“Conversion Shares” at any time means the CCBC Shares into which the Notes are then convertible or have been converted.

“Conveyance Taxes” means all sales, use, value added, transfer, stamp, share transfer, real property transfer and similar taxes.

“Distribution” means a dividend or other distribution declared or paid by CCBC to the holders of CCBC Shares after the date of this Agreement.

“Encumbrance” means any mortgage, pledge, lien, license, security interest, conditional and installment sale agreement, encumbrance, charge or other claim of a third party or a restriction of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitation on voting rights, or any option, right of first refusal or right of first offer.

“Final Acquisition Price” means the sum of (a) the consideration per CCBC Share paid to holders of CCBC Shares upon completion of the Acquisition pursuant to the definitive agreements of the Acquisition (including any amendments thereto, if any) and (b) the amount per CCBC Share of all Distributions declared after the Completion Date and prior to the Acquisition Closing. For the avoidance of doubt, such holders shall exclude any holders exercising dissenter’s rights or any holders that rollover CCBC Shares in connection with the Acquisition.

“Governmental Authority” means any government or political subdivision thereof; any department, agency or instrumentality of any government or political subdivision thereof; any court or arbitral tribunal; and any securities exchange (including The Stock Exchange of Hong Kong Limited) or other self-regulatory body (including the Securities and Futures Commission of Hong Kong), whether domestic or foreign, in each case having competent jurisdiction.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Note Certificate” means the certificate or certificates representing the Notes.

“Person” means any natural person, firm, company, Governmental Authority, joint venture, partnership, association or other entity (whether or not having separate legal personality).

“PRC” means the People’s Republic of China and for the purpose of this Agreement shall exclude Hong Kong, Taiwan and the Special Administrative Region of Macau.

“US$” means United States Dollars, the lawful currency of the United States of America.

1.2                               Terms Defined Elsewhere in this Agreement. The following terms are defined in this Agreement as follows:

“Agent”	Section 2.3
“Agreement”	Preamble
“CCBC”	Recitals
“CCBC Shares”	Recitals
“Completion”	Section 3.1
“Completion Date”	Section 3.1
“Confidential Information”	Section 7.1
“GM”	Recitals
“Initial Payment”	Section 3.2(a)(i)
“Loss”	Section 8.2
“Non-Public Information”	Section 5.4
“Notes”	Recitals
“NYSE”	Recitals
“Party” or “Parties”	Preamble
“Purchaser Indemnified Party”	Section 8.2
“Purchase Price”	Section 2.2
“Purchaser”	Preamble
“Releasing Parties”	Section 6.3
“Released Parties”	Section 6.3
“Representatives”	Section 7.1
“Second Payment Date”	Section 3.3
“Securities Act”	Section 5.2(i)
“Seller”	Preamble
“Share Charge”	Section 3.2(a)(iii)
“Shares”	Recitals
“SPV”	Recitals
“SPV Sale Shares”	Recitals
“Transfer-back”	Section 3.4(a)
“Transfer-back Closing Date”	Section 3.4(a)
“Unpaid Purchase Price”	Section 3.3

SECTION 2
SALE AND PURCHASE OF THE SPV SALE SHARES

2.1                               Sale and Purchase of the SPV Sale Shares.  On the basis of the representations and warranties contained in this Agreement, and upon the terms and subject to the conditions of this Agreement, the Purchaser hereby agrees to purchase, and the Seller hereby agrees to sell and transfer, the SPV Sale Shares free and clear of all Encumbrances.

2.2                               Consideration.  Subject to Section 4, the total consideration for the sale and transfer of the SPV Sale Shares (the “Purchase Price”) shall be the aggregate of (i) US$13,300,000, (ii) the product of (A) the Base Acquisition Price and (B) the total number of the Conversion Shares as of the Completion Date, and (iii) (x) the total amount of interest accrued but unpaid on 50% of the principal amount of the Notes for the period from April 27, 2015 to the Completion Date and (y) the total amount of interest accrued but unpaid on 50% of the principal amount of the Notes for the period from April 27, 2015 to the Second Payment Date.  Assuming that (i) the Unpaid Purchase Price is paid on October 28, 2015, (ii) no distribution is declared or made by CCBC to its shareholders on or before that date and (iii) no Additional Payment becomes payable, the Purchase Price will be US$161,784,252.7.

2.3                               Agent.  The Parties agree that the Purchaser may designate a paying or transfer agent to perform its obligations under this Section 2 on its behalf (the “Agent”).

SECTION 3
COMPLETION AND TERMINATION

3.1                               Time and Place.  The completion of the sale and transfer of the SPV Sale Shares (the “Completion”) shall take place on the date hereof (the “Completion Date”), simultaneously with the execution and delivery of this Agreement by the Parties, at the Hong Kong offices of Paul, Weiss, Rifkind, Wharton & Garrison, 12th Floor, Hong Kong Club Building, 3A Chater Road, Central, Hong Kong (or at such other location, date or time as the Parties may mutually agree upon in writing). The Completion may be accomplished by facsimile or email (in PDF format) transmission to the respective Party of the requisite documents, duly executed where required, delivered upon actual confirmed receipt, with originals to be delivered thereafter. The Parties acknowledge and agree that all transactions occurring at the Completion shall be deemed to have been taken and all documents to be executed and delivered by the Parties at the Completion shall be deemed to have been executed and delivered simultaneously, and no proceedings or actions shall be deemed taken nor any document deemed executed or delivered until all have been taken, executed and delivered. Unless the Parties otherwise agree in writing, if the Completion is not consummated on the date hereof, this Agreement shall automatically terminate and become null and void ab initio.

3.2                               Actions at Completion.  Simultaneously with the execution and delivery of this Agreement by the Parties,

(a)                                 the Purchaser shall deliver or cause to be delivered to the Seller:

(i)                                     a portion of the Purchase Price equal to US$80,000,000 (the “Initial Payment”) in cash by wire transfer of immediately available funds to an account notified in writing by the Seller to the Purchaser;

(ii)                                  an instrument of transfer in respect of the SPV Sale Shares in favor of the Purchaser duly executed by the Purchaser;

(iii)                               counterparts of a share charge in favor of the Seller in the form set out in Exhibit I to this Agreement of the SPV Sale Shares (the “Share Charge”) duly executed by the Purchaser, together with the documents referred to in Sub-Clause 4.2 of the Share Charge; and

(iv)                              Letter of Undertaking to the Seller in the form set out in Exhibit III to this Agreement duly executed by Mr. Yuen Kam; and

(b)                                 the Seller shall deliver or cause to be delivered to the Purchaser:

(i)                                     a duly issued share certificate in the name of the Purchaser, dated as of the Completion Date, evidencing its ownership of the SPV Sale Shares;

(ii)                                  an instrument of transfer in respect of the SPV Sale Shares in favor of the Purchaser duly executed by the Seller;

(iii)                               a true and complete copy of the certified register of members of the SPV, dated as of the Completion Date, evidencing the sole ownership by the Purchaser of the SPV Sale Shares;

(iv)                              a true and complete copy of the resolutions of the sole director of the SPV duly appointing Mr. Yuen Kam as a director of the SPV;

(v)                                 a true and complete copy of the certified register of directors of the SPV, dated as of the Completion Date, evidencing the composition of the board of directors of the SPV, consisting solely of Mr. Julian Wolhardt and Mr. Yuen Kam; and

(vi)                              counterparts of the Share Charge duly executed by the Seller.

3.3                               Payment of Unpaid Purchase Price.

(a)                                 On or before October 28, 2015, the Purchaser shall pay or shall cause its Agent to pay to the Seller the portion of the Purchase Price that remains unpaid (other than any Additional Payment that may become due under Section 4).  The amount of such unpaid portion of the Purchase Price is referred to as the “Unpaid Purchase Price”, and the date on which the Unpaid Purchase Price is paid is referred to as the “Second Payment Date”. On the Second Payment Date,

(i)                                     the Purchaser shall pay the Unpaid Purchase Price in cash by wire transfer of immediately available funds to the account notified in writing by the Seller to the Purchaser in accordance with Section 3.2(a); and

(ii)                                  the Seller shall deliver or cause to be delivered to the Purchaser,

(A)                               a copy of the duly signed resignation letter of Mr. Julian Wolhardt in the form set out in Exhibit II to this Agreement, effective as of the Second Payment Date;

(B)                               the documents referred to in Sub-Clause 4.2 of the Share Charge delivered by the Purchaser to the Seller in accordance with Section 3.2(a)(iii); and

(C)                               the Note Certificate.

(b)                                 Based on the assumptions set forth in Section 2.2, the Unpaid Purchase Price will be US$81,784,252.7, calculated as follows:

Unpaid Purchase Price = Purchase Price – US$80,000,000

Purchase Price = (i) + (ii) + (iii) = US$161,784,252.7

where:

(i) = US$13,300,000

(ii) = the Base Acquisition Price * the total number of the Conversion Shares as of the Completion Date

= the Base Acquisition Price * (the aggregate principal amount of the Notes / the conversion price)

= US$6.40 * (US$65,000,000 / US$2.838)

= US$146,582,100

(iii) =  the total amount of interest accrued but unpaid on 50% of the principal amount of the Notes for the period from April 27, 2015 to the Completion Date + the total amount of interest accrued but unpaid on 50% of the principal of the Notes for the period from April 27, 2015 to the Second Payment Date
= (7% * (US$65,000,000 / 2) * (119 / 360)) + (7% * (US$65,000,000 / 2) * (182 / 360))
= US$1,902,152.78

Unpaid Purchase Price = US$161,784 ,252.7 – US$80,000,000 = US$81,784,252.7

(c)                                  Upon payment of the Unpaid Purchase Price, the Seller shall execute such documents and do all such reasonable acts as may be necessary to release the SPV Sale Shares from the security constituted by the Share Charge.

(d)                                 Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that, in the event the Purchaser fails to pay the Unpaid Purchase Price to the Seller on or before October 28, 2015, the Seller’s rights under the Share Charge and its rights under Section 3.4 shall be the sole and exclusive remedy of the Seller against the Purchaser for any loss or damages suffered as a result of such default.

3.4                               Transfer-back.

(a)                                 If the Purchaser fails to pay the Unpaid Purchase Price to the Seller on or before October 28, 2015 pursuant to Section 3.3, on October 29, 2015 (the “Transfer-back Closing Date”) the Purchaser shall transfer the SPV Sale Shares back to the Seller, free and clear of any Encumbrance (the “Transfer-back”).

(b)                                 On the Transfer-back Closing Date, (i) the Purchaser shall deliver to the Seller (A) the documents specified in Section 3.2(b)(i)-3.2(b)(iii) (with “Seller” being interpreted as “Purchaser,” and “Purchaser” being interpreted as “Seller,” for such purpose) and (B) a copy of the duly signed resignation letter of Mr. Yuen Kam in the form set out in Schedule 3 of the Share Charge, effective as of the Transfer-back Closing Date, and (ii) the Seller shall pay US$1.00 in cash to the Purchaser.

(c)                                  Without limiting the obligations of the Purchaser under this Section 3.4, the Seller shall be entitled to use the documents delivered by the Purchaser pursuant to Sub-Clause 4.2 of the Share Charge, and/or the power of attorney granted pursuant to Clause 10 of the Share Charge, in order to effect any deliveries required by Section 3.4(b) or otherwise to effect the Transfer-back.

(d)                                 For the avoidance of doubt, if the Transfer-back occurs, the Initial Payment shall not be refundable.

3.5                               Conveyance Taxes and Withholding Rights.  Subject to the following provisions of this Section 3.5, the Seller shall be liable for any Conveyance Taxes which become payable in connection with the transactions contemplated by this Agreement.  The Purchaser shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it is legally required to deduct and withhold with respect to the making of such payment as a result of any applicable law; provided, that if any such deduction and withholding is made, the Base Acquisition Price or Final Acquisition Price (as applicable) shall be increased such that the amount thereof paid to the Seller after such deduction and withholding shall be equal to the amount that would have been paid if no such deduction or withholding were requested.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by the Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller.  The Parties acknowledge that they are not aware of any requirement under applicable law as of the date of this Agreement that would require any such deduction or withholding.

SECTION 4
ADDITIONAL PURCHASE PRICE

4.1                               The Parties agree that if the Final Acquisition Price is higher than the Base Acquisition Price, then the Purchaser shall, promptly upon completion of the Acquisition, pay to the Seller an amount to be calculated as follows (the “Additional Payment”):

Additional Payment = (Final Acquisition Price - Base Acquisition Price) * total number of the Conversion Shares as of the Completion Date

4.2                               The Additional Payment shall be made in cash by wire transfer of immediately available funds to the account notified by the Seller in accordance with Section 3.2(a) or such other account as may be notified by the Seller prior to the completion of the Acquisition.

4.3                               Notwithstanding the foregoing, the Additional Payment shall not be payable if the Transfer-back has occurred.

4.4                               The Purchaser shall ensure that any transferee of the SPV Sale Shares, the Notes or the Conversion Shares shall, as a condition to such transfer, undertake to the Seller to make the Additional Payment as required under this Section 4, on the same terms as applicable to the Purchaser.

SECTION 5
REPRESENTATIONS AND WARRANTIES

5.1                               Each of the Seller and the Purchaser represents and warrants to the other Party that:

(a)                                 such Party has the full power and authority to enter into, execute and deliver this Agreement and the Share Charge and to perform the transactions contemplated hereunder and thereunder, and such Party is duly incorporated or organized and existing under the laws of the jurisdiction of its incorporation or organization;

(b)                                 the execution and delivery by such Party of this Agreement and the charge and the performance by such Party of the transactions contemplated hereunder and thereunder have been duly authorized by all necessary corporate or other action of such Party;

(c)                                  assuming the due authorization, execution and delivery hereof by the other Parties, this Agreement and the Share Charge constitute the legal, valid and binding obligations of such Party, enforceable against such Party in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally; and

(d)                                 other than the filings with the U.S. Securities and Exchange Commission in accordance with the applicable requirements of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and publishing announcements in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Code on Takeovers and Mergers issued by the Securities and Futures Commission of Hong Kong, the execution, delivery and performance of this Agreement and the Share Charge by such Party and the consummation of the transactions contemplated hereby and thereby will not (i) violate any provision of any organizational or governance document of such Party, (ii) require such Party to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Authority in such Party’s country of organization or any other Person pursuant to any instrument, contract or other agreement to which such Party is a party or by which such Party is bound, other than any such consent, approval, action or filing that has already been duly obtained or made or otherwise explicitly required hereunder, (iii) conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which such Party is a party or by which such Party is bound, or (iv) violate any law applicable to such Party.

5.2                               The Seller further represents and warrants to the Purchaser that:

(a)                                 (i) the SPV is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the business as it has been and is currently conducted, (ii) the SPV is duly licensed and qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable, (iii) all corporate actions taken by the SPV have been duly authorized, and the SPV has not taken any action that in any respect conflicts with, constitutes a default under, or results in a violation of, any provision of its memorandum and articles of association, and (iv) a true and correct copy of the currently effective memorandum and articles of association of the SPV has been delivered by the Seller to the Purchaser;

(b)                                 the SPV does not own, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same, in any Person, other than pursuant to the Notes;

(c)                                  (i) the authorized share capital of the SPV consists of 5,000,000 Shares, of which one (1) Share is issued and outstanding, which has been duly authorized and validly issued, fully paid and non-assessable, (ii) none of the issued and outstanding Shares was issued in violation of any preemptive rights, (iii) there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Shares or obligating either the Seller or the SPV to issue or sell any Shares, or any other interest in, the SPV, (iv) there are no outstanding contractual obligations of the SPV to repurchase, redeem or otherwise acquire any Shares or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person, (v) the SPV Sale Shares constitute all of the issued and outstanding share capital of the SPV and are owned of record and beneficially by the Seller free and clear of all Encumbrances, (vi) there are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the SPV Sale Shares, and (vii) Mr. Julian Wolhardt is the sole director of the SPV immediately prior to Completion;

(d)                                 the execution, delivery and performance of this Agreement by the Seller and the consummation of the transactions contemplated hereby will not (i) violate any provision of any organizational or governance document of the SPV, (ii) require the SPV to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Authority or any other Person pursuant to any instrument, contract or other agreement to which the SPV is a party or by which the SPV is bound, (iii) conflict with or result in any breach or violation of any of the terms and conditions of, constitute (or with notice or lapse of time or both constitute) a default under, or trigger any payment under, any instrument, contract or other agreement to which the SPV is a party or by which the SPV is bound, or (iv) violate any law applicable to the SPV;

(e)                                  no judicial, administrative or arbitral actions, suits, proceedings or investigations (whether civil or criminal, judicial or administrative, at law or in equity, or public or private) by or before a Governmental Authority are pending with respect to the SPV Sale Shares, the Seller, the SPV or any of the assets or properties of the SPV, including the Notes;

(f)                                   (i) the SPV is not in conflict with, or in default, breach or violation of any applicable law, any contract or obligation to which it is party or by which it or any of the SPV Sale Shares, its properties or assets are bound; and (ii) the SPV is in possession of all authorizations, licenses, permits, certificates, consents, approvals and orders issued by any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted;

(g)                                  the SPV is the sole legal and beneficial owner of the Notes, free and clear of all Encumbrances;

(h)                                 (i) the SPV was formed solely for the purpose of acquiring and holding the Notes, and it has not conducted any other business prior to Completion and has no assets, agreements, liabilities (accrued or contingent), employees or other obligations of any nature whatsoever, other than those incident to its formation or capitalization or the Notes, or pursuant to this Agreement, and (ii) there are no agreements, arrangements or understandings (proposed or otherwise) between the SPV on the one hand and any of the Seller and its Affiliates on the other hand;

(i)                                     assuming the truth and accuracy of the representations and warranties of the Purchaser in Section 5.3(a), the offer and sale of the SPV Sale Shares under this Agreement are exempt from the registration requirements and prospectus delivery requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and from the registration or qualification requirements of any other applicable securities laws and regulations; and

(j)                                    no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller or any of its Affiliates.

5.3                               The Purchaser further represents and warrants to the Seller that:

(a)                                 (i) the Purchaser understands that (A) the SPV Sale Shares have not been registered under the Securities Act or any state securities laws, and (B) the SPV Sale Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities laws or the securities laws of any applicable jurisdiction or is exempt from registration thereunder, and (ii) the Purchaser represents that it is not a U.S. Person and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act; and

(b)                                 no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

5.4                               The Seller acknowledges that it has been informed by the Purchaser that the Purchaser may be viewed as an “insider” (as defined under relevant rules promulgated under the Securities Act and U.S. Securities Exchange Act of 1934, as amended) with respect to CCBC and may have material non-public information regarding CCBC (the “Non-Public Information”). Such Non-Public Information, when it is eventually available and disclosed publicly, may cause the market price of the CCBC Shares to increase or decrease substantially. The Seller understands, based on its experience, the disadvantage to which it is subject due to the disparity of information between the Parties. Notwithstanding this, the Seller desires to engage in the transaction contemplated hereunder. The Seller hereby waives any future claim that it or any of its Affiliates might have based on the failure by the Purchaser to disclose the Non-Public Information and expressly releases the Purchaser and its Affiliates and their respective directors, officers, employees and representatives from any and all liabilities arising from any failure on their part to disclose such Non-Public Information, and agrees to make no claim against the Purchaser or any of its Affiliates or their respective directors, officers, employees and representatives in respect of the transaction contemplated under this Agreement related to any failure on their part to disclose such Non-Public Information to it, except with respect to representations, warranties, covenants and agreements expressly made by the Purchaser in this Agreement. Based on such information and investigation as the Seller has deemed appropriate and without reliance upon any Non-Public Information that the Purchaser may have, the Seller has independently made its own analysis and decision to enter into the transaction contemplated hereunder. Except for the representations, warranties and agreements of the Purchaser expressly set forth in this Agreement, the Seller is relying exclusively on its own sources of information, investment analysis and due diligence (including such professional advice as it deems appropriate) with respect to the transaction contemplated hereunder.

SECTION 6
FURTHER AGREEMENTS

6.1                               No Transfer.

(a)                                 For the period from the Completion Date through the Second Payment Date, the Purchaser covenants and agrees to cause the SPV to maintain and hold the Notes and not, without the prior written consent of the Seller, to transfer, directly or indirectly, any Note. For the purposes of this Section 6.1, “transfer” means, in respect of any Note, any direct or indirect sale, assignment, transfer, pledge, hypothecation, mortgage, Encumbrance, distribution or other disposition thereof or of a participation or any economic interest therein, through one or a series of transactions, or other conveyance of legal or beneficial interest therein, whether voluntarily or by operation of law or any agreement or commitment to do any of the foregoing.  Without limiting the foregoing, during such period the Purchaser shall not, and shall ensure that the SPV shall not, create or suffer to exist any Encumbrance on any Note.

(b)                                 Solely for the purpose of ensuring compliance with the provisions of Section 6.1(a), the Seller shall retain possession of the Note Certificate until the Second Payment Date.

(c)                                  Notwithstanding the foregoing provisions of this Section 6.1, the Purchaser shall be permitted to grant a call option to GM to acquire the SPV Sale Shares or the Notes for a purchase price equal to the Purchase Price, subject to the Seller’s rights under this Agreement and the Share Charge.

6.2                               No Other Conversion.  For the period from the Completion Date through the Second Payment Date, without the prior written consent of the Seller, the Purchaser shall cause the SPV not to convert any principal amount of the Notes into any CCBC Shares or any other securities of CCBC or any other Person pursuant to the terms of the Notes or otherwise.

6.3                               Release.  The Seller, on behalf of itself and its Affiliates (collectively, “Releasing Parties”), hereby fully, irrevocably, and unconditionally releases, acquits, satisfies and forever discharges the SPV as well as the SPV’s directors, representatives, successors and assigns (collectively, the “Released Parties”), from and against any and all claims, demands, accounts, rights, sums of money, charges, contracts, agreements, promises, covenants, causes of action, including, but not limited to, negligence and all other tort actions, suits, controversies, judgments, damages, debts, obligations, equities, statutory claims or liabilities, trespasses, losses, expenses and liabilities, of whatever kind or nature whether in law or in equity that a Releasing Party may have against the Released Parties prior to Completion and each Releasing Party agrees that it will forever waive any right to make any claim or seek any recourse against the Released Parties related thereto.

6.4                               Board Consent.  The Seller shall cause Mr. Julian Wolhardt, and the Purchaser shall cause Mr. Yuen Kam, in each case in his capacity as a director of the SPV, to agree that for the period from the Completion Date through the Second Payment Date, without the unanimous consent of the board of directors of the SPV, the SPV shall not take any action with respect to any matter requiring the resolution of the board of directors under the memorandum and articles of association of the SPV.

6.5                               Further Assurances.  Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

SECTION 7
CONFIDENTIALITY AND RESTRICTIONS ON PUBLICITY

7.1                               General Obligation.  Each Party undertakes to each other Party that it shall not disclose, and that it shall use its reasonable commercial efforts to ensure that its and its Affiliates’ respective directors, equity interest holders, current or prospective partners, members, advisors and bankers, officers, employees, agents and consultants who are in receipt of any Confidential Information (collectively, “Representatives”) do not disclose, to any third party any Confidential Information without the prior written consent of the concerned Party, or use any Confidential Information other than for the purposes of the transactions contemplated hereunder. The term “Confidential Information” as used in this Section 7 means (i) any non-public information concerning the organization, structure or business of any Party, (ii) the terms of this Agreement and the identities of the Parties and their respective Affiliates, and (iii) any other information or materials prepared by a Party or its Representatives that contain or otherwise reflect, or are generated from, Confidential Information.

7.2                               Exceptions.  The provisions of Section 7 shall not apply to:

(a)                                 disclosure of Confidential Information that is or becomes generally available to the public other than as a result of disclosure by or at the direction of a Party or any of its Representatives in violation of this Agreement;

(b)                                 disclosure by a Party to a Representative or an Affiliate of such Party, provided that such Representative or Affiliate (i) is under an obligation of confidentiality substantially similar to this Section 7 or (ii) is otherwise under a binding professional obligation of confidentiality;

(c)                                  disclosure (i) after giving prior notice to the other Parties to the extent practicable in the circumstances, to the extent required under the rules of any securities exchange on which the shares of a Party or any of its Affiliates are listed (or which apply to the Notes or the CCBC Shares) or by applicable laws or governmental regulations or judicial or regulatory process or (ii) in connection with any judicial process regarding any legal action, suit or proceeding arising out of or relating to this Agreement; or

(d)                                 disclosure by the Seller or its Affiliates of Confidential Information that is reasonably necessary in connection with its reporting requirements to its limited partners in the ordinary course of business.

7.3                               Publicity.  Except as required by law, by any Governmental Authority (including any relevant securities exchange on which the shares of a Party or any of its Affiliates are listed (or which apply to the Notes or the CCBC Shares) or otherwise agreed by all the Parties in writing, no publicity release or public announcement shall be made by any Party concerning this Agreement, the Share Charge the transactions contemplated hereby or thereby or the relationship or involvement of the Parties.

SECTION 8
INDEMNIFICATION

8.1                               Survival of Representations and Warranties.  The representations and warranties of the Seller contained in this Agreement shall survive the Completion until the second anniversary of the Completion Date; provided, however, that the representations and warranties made by the Seller pursuant to Sections 5.1, 5.2(a), 5.2(b), 5.2(c), 5.2(d), 5.2(g) and 5.2(j) shall survive indefinitely. Neither the period of survival nor the liability of the Seller with respect to the Seller’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Purchaser. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by the Purchaser to the Seller, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

8.2                               Indemnification by the Seller.  The Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Seller for and against any and all liabilities, losses, diminution in value, damages, claims, costs and expenses, interest, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (including any action brought or otherwise initiated by any of them) (hereinafter a “Loss”), arising out of or resulting from (a) the breach of any representation or warranty made by the Seller contained in this Agreement; and (b) the breach of any covenant or agreement by the Seller contained in this Agreement. To the extent that the Seller’s undertakings set forth in this Section 8.2 may be unenforceable, the Seller shall contribute the maximum amount that it is permitted to contribute under applicable law to the payment and satisfaction of all Losses incurred by the Purchaser Indemnified Parties.

SECTION 9
MISCELLANEOUS

9.1                               Governing Law and Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong. The Seller and the Purchaser submit to the non-exclusive jurisdiction of the courts of Hong Kong in any suit or proceedings arising out of or relating to this Agreement.

9.2                               Amendment. This Agreement may not be amended, modified or supplemented except by a written instrument executed by each of the Parties.

9.3                               Waiver. No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

9.4                               Entire Agreement. This Agreement constitutes the whole agreement between the Parties relating to the subject matter hereof and supersedes any prior agreements or understandings relating to such subject matter.

9.5                               Counterparts. This Agreement may be executed in one or more counterparts including counterparts transmitted by telecopier or facsimile, each of which shall be deemed an original, but all of which signed and taken together, shall constitute one document.

9.6                               Binding Effect; Transfer; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. No Party may assign or transfer all or any part of its rights or obligations under this Agreement without the other Party’s prior written consent, except that the Purchaser may transfer or assign its rights and obligations under this Agreement to one of its Controlled Affiliates.

9.7                               Costs. Each Party shall bear its own expenses in negotiating, preparing, executing and performing this Agreement and shall bear liability for applicable taxes and duties relating to the transactions contemplated herein.

9.8                               Process Agent.

(a)                                 The Seller hereby appoints KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of the Seller for this purpose, the Seller shall promptly appoint a successor agent and notify the Purchaser in writing. The Seller agrees that any such legal process shall be sufficiently served on it if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to the Seller.

(b)                                 The Purchaser hereby appoints Golden Meditech Holdings Limited of 48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of the Purchaser for this purpose, the Purchaser shall promptly appoint a successor agent and notify the Seller in writing. The Purchaser agrees that any such legal process shall be sufficiently served on it if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to the Purchaser.

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IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

BRILLIANT CHINA HEALTHCARE INVESTMENT LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

MAGNUM OPUS 2 INTERNATIONAL HOLDINGS LIMITED

By:	/s/ KAM Yuen
Name: KAM Yuen
Title: Director

Signature Page to Share Purchase Agreement

Exhibit I

Form of Share Charge

Exhibit II

Form of Resignation Letter

             , 2015

To:                             The Board of Directors

Excellent China Healthcare Investment Limited (“SPV”)

c/o Maples Corporate Services Limited

PO Box 309, Ugland House, Grand Cayman KY1-1104

Cayman Islands

I, [name of director], hereby voluntarily resign from any position I may hold as an officer and/or director of the SPV, effective as of the Second Payment Date.

My resignation is not the result of any disagreement with the SPV on any matter relating to its operation, policies (including accounting or financial policies) or practices.  I confirm that I have no claim against the SPV or any of its directors, officers, employees or shareholders in respect of loss of office as a director or officer of the SPV whatsoever, whether in respect of fees, remuneration or compensation for loss of office.

Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Share Purchase Agreement, dated as of August 26, 2015, by and between Brilliant China Healthcare Investment Limited and Magnum Opus 2 International Holdings Limited.

Sincerely,

[Name of director]

Exhibit III

Form of Letter of Undertaking